UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                      FOR THE PERIOD ENDED JANUARY 31, 2000




                               WORLD VENTURES INC.

                          Commission File No. 000-18343

                               102 Piper Crescent
                            Nanaimo, British Columbia
                                 Canada V9T 3G3
                               Tel: (250) 756-0291

                               WORLD VENTURES INC.

                              FIRST QUARTER REPORT

                          INTERIM FINANCIAL STATEMENTS
                       THREE MONTHS ENDED JANUARY 31, 2000



              CONTENTS                                                 PAGE
              --------                                                 ----



BALANCE SHEET                                                             1

STATEMENT OF LOSS AND DEFICIT                                             2

STATEMENT OF CHANGES IN FINANCIAL POSITION                                3

SCHEDULE OF CHANGES IN RESOURCE PROPERTIES                                4

NOTES TO FINANCIAL STATEMENTS:                                            5

     -  Note 1. Fixed Assets and Deferred Costs                           5

     -  Note 2. Description of Properties                               5-6

     -  Note 3. Loan Payable to Premanco                                  6

     -  Note 4. Long Term Debt                                            6

     -  Note 5. Related Party Transactions                                7

     -  Note 6. Capital Stock                                             7

     -  Note 7. Obligation Under Capital Lease                            8

     -  Note 8. Future Operations                                         8

     -  Note 9.  Comparative Figures                                      8




                       PREPARED BY MANAGEMENT -- UNAUDITED

            World Ventures Inc. - Quarterly Report - January 31, 2000

WORLD VENTURES INC.
BALANCE SHEET
For three month period ending January 31, 2000

--------------------------------------------------------------------------------
                                                3 month period    3 month period
                                                 ended 1/31/00      ended 1/3/99
--------------------------------------------------------------------------------
ASSETS

Cash                                                    16,493            3,534

Accounts Receivable                                      3,626              582

Due from Related Party (note 5c)                        22,651            2,988
--------------------------------------------------------------------------------
                                                        42,770            7,103


Fixed (note 1)                                         486,691        1,764,244

Resource Properties (note 2)                           432,624          500,474
--------------------------------------------------------------------------------
TOTAL ASSETS                                           962,085        2,271,822
================================================================================
LIABILITIES

Accounts Payable                                       189,083          200,466

Loan Payable to Premanco (note 3)                      480,563                0

Due to Shareholder  (note 5)                           144,893             (296)

Deferred Revenue                                             0            4,952
--------------------------------------------------------------------------------
                                                       814,539

Obligation - Capital Lease (note 7)                      4,870                0

Long-term Debt (note 4)                                 50,000           50,000
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                      869,409          255,302
================================================================================
SHAREHOLDERS' EQUITY

Authorized: 50,000 common shares

Capital Stock (note 6)                               6,314,873        6,314,874

Deficit                                             (6,227,197)      (4,298,534)
--------------------------------------------------------------------------------
                                                        92,676        2,016,520
--------------------------------------------------------------------------------
TOTAL LIABILITIES  AND EQUITY                          962,085        2,271,822
================================================================================

Approved by directors:

      "Raynerd B. Carson"         Director
      -------------------         --------

      "Gary Van Norman"          Director
      -----------------          --------

WORLD VENTURES INC.
STATEMENT OF LOSS AND DEFICIT
For three month period ending January 31, 2000

--------------------------------------------------------------------------------
                                                3 month period   3 month period
                                                 ended 1/31/00     ended 1/3/99
--------------------------------------------------------------------------------
REVENUE
Revenue                                                      0                0

Interest Revenue                                            35               60
                                         ---------------------------------------
                                                            35               60
--------------------------------------------------------------------------------

EXPENSES

Office Administration                                    4,724            4,162

Consulting Fees                                          1,000            6,250

Professional Fees                                            0                0

Regulatory & Transfer Agent Fees                         1,888            2,946

Rent                                                     3,000            3,000

Travel & Promotion                                       1,994            7,744

Office & Sundry                                            499               74

Telephone & Fax                                          1,382            1,620

Printing , Postage & Courier                             2,145              110

Computer & Internet                                      1,787            1,858

Interest & Bank Charges                                  2,143            8,530

Vehicle & Fuel                                             336                0

Asbestos Project                                             0            8,000

Costa Rica Project                                       3,471            8,810

Pan-Oro Project                                              0              768

Gladiator Project                                        5,026             --

Salmo Operations                                           997            7,385

                                         ---------------------------------------
                                                        30,357           61,257

Invested Properties                                     (8,497)         (17,578)
--------------------------------------------------------------------------------
Net (Loss) for the period                               21,860           43,619

Deficit - Beginning of Period                        6,200,337        4,254,735
                                         ---------------------------------------
Deficit - End of Period                              6,222,197        4,298,354
--------------------------------------------------------------------------------
Gain (Loss) per share for the period                     (0.00)           (0.01)
================================================================================

WORLD VENTURES INC.
STATEMENT OF CHANGES OF FINANCIAL POSITION
For three month period ending January 31, 2000

--------------------------------------------------------------------------------
                                                   3 month period 3 month period
                                                    ended 1/31/00   ended 1/3/99
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net (Loss) for the period                                 (21,860)      (43,619)


Change in non-cash working capital                        141,431        54,632
                                                  ------------------------------
                                                          163,291        98,251
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures relative to properties                        (9,494)       17,577
Payments on fixed assets & deferred costs                       0             0
Sale of fixed assets                                            0             0
                                                  ------------------------------
                                                           (9,494)       17,577
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Advances from related party                               144,893         8,927
Private Placement                                               0       150,000
Capital Stock Issued                                            0             0
Exercise of Warrants                                            0             0
                                                  ------------------------------
                                                          144,893       158,927
--------------------------------------------------------------------------------
Increase (decrease) in cash - during period                 8,904       (43,099)
Cash position - beginning of period                         7,589        46,633
                                                  ------------------------------
Cash position - end of period                              16,493         3,534
================================================================================



WORLD VENTURES INC.
RESOURCES PROPERTIES
October 31, 1998 to January 31, 2000

---------------------------------------------------------------------------------------------------------------------
RESOURCE PROPERTIES
---------------------------------------------------------------------------------------------------------------------
                                                                                  Prince
                                                    Guanacaste      Pan-Oro       Albert        Asbestos      Totals
---------------------------------------------------------------------------------------------------------------------

Balance, October 31, 1998                              365,957       38,037        57,788        20,476       482,258
---------------------------------------------------------------------------------------------------------------------

Rent                                                     3,058            0             0             0         3,058
Geological consultants                                      16            0             0             0            16
Legal and management                                     5,522            0             0             0         5,522
Travel                                                   2,406        1,033             0             0         3,439
Option payments                                              0            0             0         8,000         8,000
Vehicle expense                                          3,511            0             0             0         3,511
Permits                                                  4,587            0             0             0         4,587
---------------------------------------------------------------------------------------------------------------------

Expenditures for year                                   19,100        1,033             0         8,000        28,133
Write-down on resource  properties                           0            0       (57,788)      (28,476)      (86,264)
---------------------------------------------------------------------------------------------------------------------

                                                        19,100        1,033       (57,788)      (20,476)      (58,131)
---------------------------------------------------------------------------------------------------------------------

Balance, October 31, 1999                            $ 385,057    $  39,070     $       0     $       0     $ 424,127
=====================================================================================================================
---------------------------------------------------------------------------------------------------------------------
                                                                                  Prince
                                         Gladiator   Guanacaste    Pan-Oro        Albert      Asbestos        Totals
---------------------------------------------------------------------------------------------------------------------
Rent                                         --          1,697         --            --            --           1,697
Travel                                       --          1,774         --            --            --           1,774
Property Tax                                5,026         --           --            --            --           5,026
---------------------------------------------------------------------------------------------------------------------
                                            5,026        3,471            0             0             0         8,497
---------------------------------------------------------------------------------------------------------------------
Balance, January 31, 2000               $   5,026    $ 388,528    $  39,070     $       0     $       0     $ 432,624
---------------------------------------------------------------------------------------------------------------------


                                                                                                               Page 4

                          NOTES TO FINANCIAL STATEMENTS

1.   FIXED ASSETS AND DEFERRED COST

H B Mill          - 15 year straight- line basis, commencing on the start
                    of  production
Office Equipment  - 20% declining balance basis
Motor Vehicles    - 20% declining balance basis
--------------------------------------------------------------------------------
                                             1999                        1998
--------------------------------------------------------------------------------
                                         Accumulated
                              Cost       Depreciation       Net          Net
--------------------------------------------------------------------------------
H.B. Mill and land          $  480,563             0    $  480,563    $1,352,934
Office equipment                     0             0             0         2,767
Machinery                        5,670         1,417         4,253             0
Automobiles                     17,219        15,344         1,875         2,344
--------------------------------------------------------------------------------
                            $  503,452    $   16,761    $  486,691    $1,358,045
================================================================================

Included in machinery is a leased asset with a net book value of $4,253 (1998 - $0).

2.   DESCRIPTION OF PROPERTIES

(a)  Guanacaste, Costa Rica

     Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US$100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production. Finders fees of $22,500 have been included in the cost of resource properties.

(b)  Pan-Oro, Panama

     During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. Resource property costs include $21,000 charged by Pan-Oro S.A.

(c)  Prince Albert, Saskatchewan

     The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

(d)  Asbestos Claims, Quebec

     The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000.

     The Company has not made a $50,000 payment due September 15, 1998, nor a $1,000,000 payment due September 15, 1999. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

(e)  Gladiator Property, Arizona

     On January 14, 2000, the Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona Corporation. Nor-Quest Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

     The option is exercisable until January 14, 2001 for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed four thousand U.S. dollars

3.   LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

     Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged, without the permission of Premanco, approximately 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

     The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property (note 7) and a security agreement over all equipment and chattels, with interest at prime plus 2%, due September 30, 1999. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to September 30, 1999.

     Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company. It is the Company's intention to abandon those specified assets to Premanco as settlement for the loan.

4.   LONG-TERM DEBT

     This amount is unsecured, non-interest bearing and will be repaid at a rate of 10% of the net profits of the H.B. Mill if and when it goes into production.

5.   RELATED PARTY TRANSACTIONS

(a)  Services provided by directors or parties related to directors:

--------------------------------------------------------------------------------
                                                         2000             1999
--------------------------------------------------------------------------------

Consulting and management                               $ 1,000          $22,800
Rent                                                      3,000           12,000
--------------------------------------------------------------------------------

(b)  Accounts receivable includes $3,165 due from a director (1999 - $3,165).

(c) The amount receivable ($22,651) from a related Company, due on demand, receivable from Dydar Resources Inc., a Company controlled by the President of the Company.

(d) Amount due to Investors First S.A. is an advance to the Company by a shareholder. Investors First S.A. has outstanding warrants to exercise.

6.   CAPITAL STOCK

(a)  Authorized:   50,000 Common Shares without par value

--------------------------------------------------------------------------------
                                        2000                      1999
ISSUED:
                              # of shares     Amount    # of shares      Amount
--------------------------------------------------------------------------------
At beginning of period         28,410,770    6,314,874   27,410,770    6,164,874
Private Placement                       0            0    1,000,000      150,000
For cash pursuant to
exercise of option                      0            0            0            0
--------------------------------------------------------------------------------
Issued at end of period        28,410,770    6,314,874   28,410,770    6,314,874
--------------------------------------------------------------------------------

(b) Stock options outstanding to directors and employees at January 31, 2000 were as follows:

--------------------------------------------------------------------------------
                                                           Number of Shares
  Expiry Date                       Exercise Price      1999              1998
--------------------------------------------------------------------------------

July 15, 2001                          $   0.15        100,000           100,000
August 20, 2002                        $   0.15      1,200,000         1,200,000
October 7, 2002                        $   0.15        100,000           100,000
--------------------------------------------------------------------------------

(c)  Share purchase warrants outstanding as at January 31, 2000 were as follows:

--------------------------------------------------------------------------------
                                                            Number of Shares
Expiry Date                           Exercise Price        1999         1998
--------------------------------------------------------------------------------

(i)    May 29, 1998 (expired)             $ 0.50                  0     384,505
(ii)   April 28, 1999 (expired)           $ 0.18                  0     366,333
(iii)  April 28, 2000                     $ 0.15          1,000,000           0
April 28, 2001                            $ 0.18

--------------------------------------------------------------------------------

(d)  List of directors as at January 31, 2000:

              Raynerd B. Carson                  Geoffrey Vantreight
              James Wadsworth                    Dr. Stewart A. Jackson
              Gary Van Norman

7.   OBLIGATION UNDER CAPITAL LEASE

     The following is a schedule of future minimum lease payments under capital lease

     ------------------------------------------------------------------------

     2000                                                             $2,306
     2001                                                              2,306
     2002                                                              2,295
     ------------------------------------------------------------------------

     Total minimum lease payments                                     6,907
     Less:  Amount representing interest                             (2,037)
     ------------------------------------------------------------------------

     Present value of net minimum lease payments                      4,870
     Less:  Current portion                                          (1,204)
     ------------------------------------------------------------------------

                                                                     $3,666
     ------------------------------------------------------------------------

8.   FUTURE OPERATIONS

     These financial statements have been prepared with integrity and on the going concern basis of accounting. The company is currently operating at a loss and has an accumulated deficit of $6,222,197 The company's movements toward streamlining its methods of operation and management have shown to be a positive effort and in foresight will prove beneficial in every related aspect.

9.   COMPARATIVES FIGURES

     Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.



WORLD VENTURES INC.

By: /s/ Raynerd B. Carson
-------------------------
Raynerd B. Carson
President

Date: April 3, 2000